UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-21714

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Commercial & Savings Bank

401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSB Bancorp, Inc.

91 North Clay Street

Millersburg, Ohio 44654

REQUIRED INFORMATION

1.	Audited Financial Statements and Supplemental Schedule of The Commercial & Savings Bank 401(k) Retirement Plan Including:

The Report of Independent Registered Public Accounting Firm: Statement of Net Assets Available for Benefits as of December 31, 2014 and 2013; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014 and 2013.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, P.C.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

MILLERSBURG, OHIO

AUDIT REPORT

DECEMBER 31, 2014

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of The Commercial & Savings Bank 401(k) Retirement Plan

Millersburg, Ohio

We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of The Commercial & Savings Bank 401(k) Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of The Commercial & Savings Bank 401(k) Retirement Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ S.R. Snodgrass, P.C.

Wexford, PA

June 25, 2015

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Participant directed investments at fair value:
Money market mutual funds	$970,159	$983,305
Mutual funds	8,284,675	7,168,975
Common stock	1,856,624	1,523,173

Total Participant-directed investments	11,111,458	9,675,453

Employer profit sharing contributions receivable	185,688	172,675
Notes receivable from participants	151,797	151,490
Interest receivable	1,917	2,109
Cash and cash equivalents	41,884	43,726

Total assets available for benefits	11,492,744	10,045,453

LIABILITIES
Excess contributions	5,411	9,341

Net assets available for benefits	$11,487,333	$10,036,112

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31,

	2014	2013
ADDITIONS IN NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$420,756	$1,347,920
Interest and dividends	367,922	131,180
CSB Bancorp, Inc. dividends	61,504	54,102

Total investment income	850,182	1,533,202

Interest income on notes receivable from participants	6,859	5,711

Employee contributions	419,416	386,363
Rollover contributions	74,704	251,144
Employer contributions	300,092	278,316

Total contributions	794,212	915,823

Total additions	1,651,253	2,454,736

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	200,032	385,879

Total deductions	200,032	385,879

Net increase	1,451,221	2,068,857

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	10,036,112	7,967,255

End of the year	$11,487,333	$10,036,112

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of The Commercial and Savings Bank (the “Bank”), who have completed three months of service, attained age 21, and completed required service hours. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Board of Trustees is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Trustees.

Contributions

Plan participants may defer and contribute up to 100 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers ten mutual funds, a money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.

The Bank has agreed to make periodic matching contributions of 50 percent of each participant’s elective deferral contribution, up to a maximum of 2 percent of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual profit sharing contributions, a participant must be employed at the Bank on the last day of the Plan year unless the participant has died, become disabled, or reached normal retirement age during the year. The Bank’s profit sharing contributions are generally made in the first quarter subsequent to the Plan’s year end.

Participant Accounts

Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus or minus actual earnings or losses thereon. Vesting in the sponsor’s contributions in the Plan, plus earnings or losses thereon is based on years of continuous service. Participants vest at the rate of 33 percent per year and are fully vested after three years of credited service.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear fixed interest rates of 4.25 percent, which is commensurate with local prevailing rates as determined monthly by the plan administrator. For active employees, principal and interest is paid ratably through bi-weekly payroll deductions. For other participants, principal and interest may be paid through direct payment while the participant account remains in the Plan.

Payment of Benefits

The normal retirement date is the date a participant reaches age 59.5. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made monthly, quarterly or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Forfeitures

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures. Matching contribution and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.

Forfeitures, including employer matching and profit sharing contributions, allocated to active participants aggregated $2,253 and $1,380 at December 31, 2014 and 2013, respectively. Year-end participant balances of the accounts after forfeiture were $3 and $0 at December 31, 2014 and 2013, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued by unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost, which approximates fair value.

The net appreciation in fair value of investments includes gain and loss on investments purchased and sold, as well as held during the year. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2013 excess contributions to the applicable participants prior to March 15, 2014.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses relating to participant record keeping, investment trust services, plan audit and Form 5500 preparation are paid directly by the Bank. Such costs amounted to $88,019 and $79,552 for the years ended December 31, 2014 and 2013, respectively.

NOTE 3 - INVESTMENTS

The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee).

During 2014 and 2013, the investments, (including investments bought and sold, as well as held during the year) appreciated as follows:

	2014	2013
Mutual funds	$173,254	$1,212,323
Common stock	247,502	135,597

Net appreciation in fair value	$420,756	$1,347,920

The fair values of investments by investment type of the Plan’s net assets available for benefits as of December 31 are as follows:

	2014	2013
Money market mutual funds	970,159	983,305
Common Stock:
Financial	1,856,624	1,523,173
Equity Mutual Funds:
Emerging markets	112,309	91,282
International	712,796	730,325
Large Cap	3,706,514	2,989,864
Mid Cap	1,401,236	1,166,408
Small Cap	910,322	844,434
Fixed Income Mutual Funds:
Government	1,441,498	1,346,662

	$11,111,458	$9,675,453

The following presents investments that represent 5 percent or more of the Plan assets available for benefits at December 31:

	2014	2013
CSB Bancorp, Inc.	$1,856,624	$1,523,173
Federated Income Trust I	752,055	708,951
Federated Government Obligations Fund	970,159	983,305
T Rowe Price Capital Appreciation Fund	1,240,319	1,001,200
T Rowe Price Growth Stock Fund	1,838,592	1,562,616
Vanguard International Fund Investor	712,796	730,325
Vanguard 500 Index Fund Admiral	627,603	—
Vanguard Mid-Cap Index Fund Admiral	1,401,236	—
Vanguard Mid-Cap Index Fund Signal	—	1,166,408
Vanguard Small-Cap Growth Index Fund Admiral	910,322	—
Vanguard Small-Cap Growth Index Fund Investor	—	844,434

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010. On March 31, 2008 the Internal Revenue Service issued a letter to Retirement Direct LLC., provider of the Bank’s Prototype Plan, that the form of Plan submitted was acceptable for use by employers for the benefit of their employees in accordance with applicable sections of the Internal Revenue Code. As a result, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Bank parent. Therefore, these transactions qualify as party-in-interest transactions. Other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

NOTE 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the Fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	December 31, 2014
	Level I	Level II	Level III	Total
Cash and cash equivalents	$41,884	$—	$—	$41,884
Money market mutual funds	970,159	—	—	970,159
Equity Mutual Funds:
Emerging Markets	112,309	—	—	112,309
International	712,796	—	—	712,796
Large Cap	3,706,514	—	—	3,706,514
Mid Cap	1,401,236	—	—	1,401,236
Small Cap	910,322	—	—	910,322
Fixed Income Mutual Funds:
Government	1,441,498	—	—	1,441,498
Common Stock:
Financial	1,856,624	—	—	1,856,624

Total assets at fair value	$11,153,342	$—	$—	$11,153,342

	December 31, 2013
	Level I	Level II	Level III	Total
Cash and cash equivalents	$43,726	$—	$—	$43,726
Money market mutual funds	983,305	—	—	983,305
Equity Mutual Funds:
Emerging Markets	91,282	—	—	91,282
International	730,325	—	—	730,325
Large Cap	2,989,864	—	—	2,989,864
Mid Cap	1,166,408	—	—	1,166,408
Small Cap	844,434	—	—	844,434
Fixed Income Mutual Funds:
Government	1,346,662	—	—	1,346,662
Common Stock:
Financial	1,523,173	—	—	1,523,173

Total assets at fair value	$9,719,179	$—	$—	$9,719,179

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Plan discloses the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in employer profit sharing contribution receivable, notes receivable from participants, interest receivable, and cash and cash equivalents would be considered financial instruments. At December 31, 2014 and 2013, the carrying amounts of these financial instruments are at fair value.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT YEAR END

EMPLOYER IDENTIFICATION NUMBER 34-0159850

PLAN NUMBER - 002

DECEMBER 31, 2014

	Description of investment, including maturity date, rate of interest, collateral or cost
(a), (b) Indentity of issuer	(c) Shares	(d) Cost*	(e) Current Value
Federated Government Obligations Fund	970,159	N/A	$970,159
Mutual Funds:
Federated Income Trust I	72,522	N/A	752,055
Federated U.S. Government Securities, 2-5 yr	44,579	N/A	492,148
T Rowe Price Capital Appreciation	47,467	N/A	1,240,319
T Rowe Price Growth Stock Fund	35,392	N/A	1,838,592
Vanguard 500 Index Fund Admiral	3,305	N/A	627,603
Vanguard Emerging Markets	3,378	N/A	112,309
Vanguard Inflation-Protected Securities	7,626	N/A	197,295
Vanguard International Value Fund Investor	20,995	N/A	712,796
Vanguard Mid-Cap Index Fund Admiral	9,160	N/A	1,401,236
Vanguard Small Cap Growth Index Fund Admiral	20,568	N/A	910,322

			8,284,675
**Participant loans	interest rate of 4.25% maturing 2016-2019	—	151,797
**Common Stock - CSB Bancorp, Inc.			1,856,624
Cash and cash equivalents			41,884

Total			$11,305,139

  *Per ERISA guidelines, the cost of investments is not required to be included on this schedule.

**Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank 401 (k) Retirement Plan

DATE June 25, 2015	/s/ Thomas S. Rumbaugh as Plan Administrator

EXHIBITS INDEX

Exhibit No.	Description	Page no.

23	Consent of Independent Registered Public Accounting Firm	14